Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune announces appointments for its Cannabis Business

Michel Timperio appointed President

Melody Harwood appointed Head of Scientific & Regulatory Affairs

Laval, Québec, CANADA – September 28, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ – TSX: NEPT) today announced the appointment of Michel Timperio as President and Melody Harwood as Head of Scientific & Regulatory Affairs of its new Cannabis Business. Mr. Timperio will report to Jim Hamilton, President & CEO of Neptune.

Neptune’s next growth phase is focused on repositioning the Corporation into larger high-growth market segments in the wellness space, in particular where our scientific, regulatory, manufacturing, and commercialization capabilities can be levered. The Cannabis market fits well with our strategy and has been a key area of focus for us beginning with our license application submission in April 2017.

“Accordingly, we are pleased to announce these new appointments. More specifically, Michel as President brings a great innovative and entrepreneurial spirit, combined with an extensive network of global relationships, to our business development. With respect to Melody, her deep regulatory and scientific experience coupled with rigorous management practice will be a great complement to the team,” said Jim Hamilton, President & CEO of Neptune. “We will continue to focus all of the necessary resources to achieve the full potential of Neptune’s Cannabis Business.”

Michel Timperio added, “Having been with Neptune since its inception, I am thrilled with the opportunity this market presents. I look forward to contributing to our new Cannabis Business which we believe could generate considerable value for the Corporation.”

In May 2017, the Corporation announced its participation in the creation of the Sherbrooke-based Green Valley Consortium, a strategic partnership of industry and academic stakeholders aimed to facilitate production and research and development of cannabis and related initiatives in the region. Neptune’s application to become a licensed producer is currently at the review and security clearance stage. As part of its strategic business development plan, Neptune’s Cannabis Business is exploring joint venture licensing associations to bring together best in class processes and products to the Canadian market1, estimated to represent between $6 billion and $8 billion in sales by 2021, and potentially more globally.

At the end of November, the Corporation intends to present its Cannabis Business strategy at an investor day to be held in New York City. In upcoming weeks, further details will be disclosed about this event.

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1 CANACCORD Genuity November 28th 2016.

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About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its owned subsidiary Acasti Pharma Inc. ("Acasti"). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products for medical use, as well as the results of any clinical trials associated thereto.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Contact information
Neptune Wellness Solutions	Investor Relations Contact (U.S.)
Mario Paradis	James Carbonara
VP & CFO, Neptune	Hayden IR
1.450.687.2262 x236	1.646.755.4712
m.paradis@neptunecorp.com	james@haydenir.com

Investor Relations Contact (Canada)
Pierre Boucher
MaisonBrison
1.514.731.0000
pierre@maisonbrison.com

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